C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
August 4, 2016

This quarterly earnings news release should be read in conjunction with the Company’s Second Quarter 2016 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements, for the three months and six months ended June 30, 2016, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which is available on our website at http://www.manulife.com/quarterlyreports.

Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov (EDGAR filers section).

We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see “Performance and Non-GAAP Measures” below and in our Second Quarter 2016 Report to Shareholders and 2015 Management’s Discussion and Analysis.

Manulife reports 2Q16 core earnings of $833 million and net income of $704 million, strong growth in new business value, and continued positive net flows in its wealth and asset management businesses

TORONTO – Manulife Financial Corporation (“MFC”) today announced net income attributed to shareholders of $704 million for the second quarter of 2016 (“2Q16”), fully diluted earnings per common share of $0.34 and return on common shareholders’ equity (“ROE”) of 7.1%, compared with $600 million, $0.29, and 6.4%, respectively, for the second quarter of 2015 (“2Q15”). The increase in net income attributed to shareholders was primarily due to the impact of mark-to-market accounting partially offset by the impact of higher expected macro hedging costs and lower earnings on surplus assets. For 2Q16, MFC generated core earnings of $833 million, diluted core earnings per common share of $0.40 and core return on common shareholders’ equity (“Core ROE”) of 8.4%, compared with $902 million, $0.44, and 9.8%, respectively, for 2Q15. The decrease in core earnings reflected the absence of core investment gains in 2Q16, higher expected macro hedging costs and lower earnings on surplus assets, partially offset by the impact of foreign currency rates. Year-to-date 2016 net income attributed to shareholders was $1,749 million, fully diluted earnings per common share were $0.85 and ROE was 8.9% compared with $1,323 million, $0.64 and 7.4%, respectively, for the same period of 2015. Year-to-date 2016 core earnings was $1,738 million, diluted core earnings per common share were $0.84 and Core ROE was 8.9% compared with $1,699 million, $0.83 and 9.6%, respectively, for the same period of 2015.

Donald Guloien, President and Chief Executive Officer, stated, “While both core earnings and net income this quarter were disappointing, having been impacted by the sharp decline in interest rates and heightened market volatility, I am pleased with how resilient our underlying businesses remained. Our key drivers of growth are continuing to perform very well.”

“We delivered strong double digit growth in sales and new business value in Asia, and once again we generated positive net flows across our wealth and asset management businesses globally. This performance makes us confident that we have the right strategy in place to deliver long-term sustainable growth,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “We finished the quarter with a strong capital position which was bolstered by successful bond offerings in Singapore and Taiwan. Similar to the recently completed bond offering in the United States, these offerings are an important part of our global strategy to diversify funding sources and to expand our investor base.”

“We are still early in the process of completing the third quarter’s annual review of actuarial methods and assumptions.  While it is difficult to estimate the final impact with precision, preliminary indications suggest that it could result in a post-tax charge to shareholders of up to $500 million,”1 added Mr. Roder.

1	See “Caution regarding forward-looking statements” below.

August 4, 2016 – Press Release Reporting Second Quarter Results

HOW OUR COMPANY PERFORMED

Profitability:

Reported net income attributed to shareholders of $704 million, up $104 million or 17% from 2Q15.
In 2Q16, net income attributed to shareholders was comprised of core earnings of $833 million (consisting of items we believe reflect the underlying earnings capacity of the business) and a net charge for items excluded from core earnings of $129 million. Items excluded from core earnings consisted of a $170 million market-related charge and a $19 million charge for integration activities, partially offset by investment-related experience gains of $60 million.

Delivered core earnings of $833 million, down $69 million or 8% from 2Q15.
The decrease in core earnings reflected the absence of core investment gains in 2Q16, higher expected macro hedging costs and lower earnings on surplus assets, partially offset by the impact of changes in foreign currency rates. While Asia and Canada generated double digit core earnings growth, this was offset by higher claims costs and lower one-time favourable items in the U.S. Core earnings in 2Q16 include net policyholder experience charges of $63 million post-tax ($106 million pre-tax).

Reported Core ROE of 8.4% compared with 9.8% in 2Q15.
The decline in Core ROE reflects lower core earnings as previously described, coupled with higher average equity as a result of currency and retained earnings.

Achieved our Efficiency and Effectiveness (“E&E”) savings target six months ahead of plan.
As of June 30, 2016, the annual net pre-tax savings from our E&E initiative reached $450 million, exceeding our 2016 target of $400 million. Efforts are continuing to identify and execute on additional opportunities to make our operations more efficient and effective.

Growth:

Achieved insurance sales of $914 million, an increase of 11% compared with 2Q15.
Asia insurance sales increased 30%, driven by double digit growth in most territories, and strong momentum from the DBS partnership. Canadian insurance sales declined 28% as a result of the inherent variability in group benefits sales, with retail insurance sales in Canada in line with the prior year. U.S. insurance sales declined 9% as a result of heightened competition and challenging market conditions.

Generated net flows of $4.8 billion in our wealth and asset management (“WAM”) businesses, down $9.7 billion compared with $14.5 billion in 2Q15 and gross flows of $26.6 billion, down 25% compared with 2Q15.
2Q16 marked the 26th consecutive quarter of positive net flows in our WAM businesses with all divisions reporting positive net flows despite significant market volatility during the quarter. Net flows declined from record levels in 2Q15 largely due to higher redemptions in our U.S. mutual fund business and the non-recurrence of a significant institutional mandate sale in 2Q15. In the U.S., gross flows increased 5% driven by robust mid-market sales in our pension business, which more than offset a decline in mutual fund sales due to challenging market conditions. In Canada, gross flows increased 7% due to strength in mutual funds and large-case group pensions. In Asia, gross flows were down from record 2Q15 levels, which benefited from significant mutual fund inflows driven by a sharp rise in local equity markets in mainland China. During the quarter, we successfully launched the first U.S. property real estate investment trust (“REIT”) in Singapore.

Delivered Other Wealth sales of $2.0 billion in 2Q16, up 6% from 2Q15.
Other Wealth sales in Asia increased 23%, driven by continued success from newly launched products. In Canada, Other Wealth sales were down 12% due to challenging market conditions and product changes.

Generated new business value (“NBV”) of $272 million in 2Q16, up 34% from 2Q15.
The increase in NBV was driven by strong growth in Asia, partially offset by the impact of lower interest rates in North America. In Asia, NBV increased 47% on a constant currency basis to $227 million, driven primarily by higher volumes across the region, and higher product margins in Asia Other.

Reported Core EBITDA1 from our WAM businesses of $288 million, down 11% from 2Q15.
The decrease in Core EBITDA primarily reflects the impact of market volatility on fee income, shifts in business mix, and strategic investments to expand our distribution reach in Europe and Asia and to optimize our operational infrastructure.

1        Core earnings before interest, taxes, depreciation and amortization.

August 4, 2016 – Press Release Reporting Second Quarter Results

Achieved total assets under management and administration (“AUMA”) of $934 billion as at June 30, 2016.
Assets under management and administration increased 3% from the prior year. WAM AUMA increased 8% from the prior year to $503 billion, driven by net inflows and investment performance.

Financial Strength:

Reported a strong Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 236% for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2016.
The three point increase from the prior quarter was largely the result of the senior and subordinated debt issuances totaling $1.8 billion, partially offset by growth in required capital, primarily due to lower interest rates.

Reported a financial leverage ratio of 29.7% at June 30, 2016.
Our financial leverage increased 1.8 percentage points from 1Q16 reflecting the $1.3 billion (US$1.0 billion) senior debt issuance in Taiwan and the $479 million (S$500 million) subordinated note issuance in Singapore.

Estimate a post-tax charge for the annual review of actuarial methods and assumptions of up to $500 million.
In the third quarter of 2016, we will complete our annual review of actuarial methods and assumptions. While the review is not complete and the impact is difficult to estimate with precision, preliminary indications are that the impact could be a charge to net income attributed to shareholders of up to $500 million post-tax.1 Assumptions being reviewed this year include policyholder experience assumptions related to Long Term Care and U.S. Variable Annuity business, and reinvestment assumptions used in the valuation of our policy liabilities.

HOW OUR BUSINESSES PERFORMED

Asia Division

Business highlights:
In Asia, we continued to deliver on our growth trajectory with annualized premium equivalent sales (“APE sales”) and NBV up 34% and 47%, respectively, from the prior year period. The APE sales performance reflects strong double digit growth in all key markets, with the exception of Japan where sales volume was impacted by our pricing actions in response to declines in interest rates and increased competition. Our DBS partnership continued to experience strong momentum with all four markets recording growth in sales from 1Q16. We generated our second highest WAM gross flows on record, driven by the launch of the first U.S. property REIT in Singapore and strong mutual fund sales in mainland China. We also continued to enhance our customer-facing technology during the quarter, as we began to handle claims via WeChat in mainland China and introduced the second generation of our electronic point-of-sale tool in Hong Kong, which features increased financial-needs analysis capabilities.

Earnings2:
Core earnings was US$266 million in 2Q16 compared with US$230 million in 2Q15, an increase of 16%. Excluding the impact of changes in foreign currency rates, the increase was US$29 million, or 12%. The increase was driven by continued strong growth in new business volumes, partially offset by less favourable policyholder experience and the impact of declining interest rates.

Net income attributed to shareholders was US$22 million in 2Q16 compared with US$247 million in 2Q15, a decrease of 91%, and items excluded from core earnings in 2Q16 included charges of US$244 million primarily related to the direct impact of equity markets and interest rates.

Sales:
Annualized premium equivalent sales in 2Q16 were a record at US$627 million, 34% higher than 2Q15. We achieved double digit growth in most territories and record sales in Asia Other. Insurance sales were US$510 million and other wealth APE sales were US$117 million, up 30% and 58% from 2Q15, respectively. Year-to-date APE sales of US$1.2 billion were 41% higher than the same period in 2015. (Percentages quoted below are for the period 2Q16 compared with 2Q15, unless stated otherwise.)

•	Japan APE sales in 2Q16 of US$245 million were at a similar level as in 2Q15. Sales were impacted by our pricing

1	See “Caution regarding forward-looking statements” below.
2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the presentation currency of the division.

August 4, 2016 – Press Release Reporting Second Quarter Results

actions in response to declines in interest rates, and increased competition.

•	Hong Kong APE sales in 2Q16 of US$123 million increased 40%, reflecting improved diversification and effectiveness of our distribution channels.

•
Asia Other (excludes Japan and Hong Kong) reported record APE sales in 2Q16 of US$259 million, an increase of  92%. This was driven by record sales in Singapore, Philippines, and Vietnam and double digit sales growth in all territories except for Thailand. Sales increased significantly in Singapore and mainland China, with growth of 275% and 75%, respectively.

Wealth and Asset Management gross flows in 2Q16 of US$3.5 billion decreased 29% and net flows in 2Q16 of US$1.3 billion decreased US$1.2 billion compared with 2Q15. Gross and net flows decreased compared to record prior year levels as the prior year benefited from a sharp rise in mainland China’s local equity markets which drove significant mutual fund inflows. During the quarter, we successfully sponsored the initial public offering (“IPO”) of the first U.S. property REIT in Singapore. The IPO generated third-party inflows of US$470 million of which half were contributed by retail clients and reported in Asia, and the other half by institutional clients and reported in Corporate and Other. Year-to-date WAM gross flows of US$6.0 billion were 21% lower than the same period in 2015.

•	Japan gross flows in 2Q16 of US$130 million increased 5% compared with 2Q15 as the contribution from the successful launch of a new mutual fund was dampened by equity market volatility.

•	Hong Kong gross flows in 2Q16 of US$601 million decreased 11% compared with 2Q15, driven by lower mutual fund sales.

•
Asia Other gross flows in 2Q16 of US$2.8 billion decreased 33% compared with 2Q15 driven by lower mutual fund sales in mainland China. Asia Other gross flows increased 45% compared with 1Q16 due to the IPO noted above.

New Business Value:

New business value in 2Q16 was US$176 million, a 47% increase compared with 2Q15, reflecting the above noted increase in APE sales and a 2.3 percentage point increase in new business value margin. Year-to-date NBV of US$337 million was 57% higher than the same period in 2015.

•
Japan NBV in 2Q16 of US$51 million increased 20% as a result of improved product margins from pricing actions mentioned above and favourable product mix, partially offset by further declines in interest rates.

•	Hong Kong NBV in 2Q16 of US$68 million increased 16% reflecting growth across all of our channels, especially in non-agency channels reflecting improved diversification of our business.

•	Asia Other NBV in 2Q16 of US$57 million tripled as a result of increased sales and management actions to improve margins.

Canadian Division

Business highlights:
In Canada, we delivered strong gross flows in our WAM businesses despite challenging market conditions, and we continued to outperform the mutual fund industry in terms of net flows.1 While our Retail Insurance sales were in line with the prior year period, we reported lower overall insurance sales as a result of the inherent variability in the large-case Group Benefits segment. We continued to focus on making it easier for customers to do business with us and in 2Q16 we extended life insurance eligibility to Canadians with human immunodeficiency virus (HIV) and simplified our medical underwriting process for lower coverages.

Earnings2:
Core earnings was $333 million in 2Q16 compared with $303 million in 2Q15, an increase of 10%.  The $30 million increase reflects improved policyholder experience and increased wealth and asset management fee income, partially offset by the non-recurrence of reinsurance treaty recapture gains in 2Q15.

Net income attributed to shareholders was $359 million compared with $190 million in 2Q15, an increase of 89%. The variance primarily relates to the favourable impact of fair value accounting in 2Q16 versus unfavourable impacts in 2Q15, partially offset by higher integration expenses.

1 2
As reported by the Funds Institute of Canada, for the 12-month period ended June 2016.
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

August 4, 2016 – Press Release Reporting Second Quarter Results

Sales:
WAM gross flows in 2Q16 were $4.2 billion, an increase of 7% compared to 2Q15 with continued strong Mutual Fund flows and large-case deposits in Group Retirement Services (“GRS”). We reported net flows in 2Q16 of $1.3 billion, in line with 2Q15 as increased deposits in Mutual Funds were partially offset by higher GRS surrenders. Year-to-date gross flows were $8.4 billion, in line with the same period in 2015. Assets under management for our WAM businesses at June 30, 2016 were $104.5 billion, an increase of 7% compared with June 30, 2015, driven by strong net flows in all businesses and favourable market experience.

•	Mutual Fund gross flows of $2.3 billion in 2Q16 increased $0.3 billion or 14% compared with 2Q15.
•	GRS gross flows of $1.9 billion in 2Q16 were consistent with 2Q15.

Other Wealth sales of $816 million in 2Q16 were $107 million or 12% lower than 2Q15 and on a year-to-date basis, were $1.8 billion or 10% lower than the prior year period, as a result of unfavourable equity market sentiment and product changes.

•	Segregated Fund Product1 sales were $604 million, a decrease of 21% compared with 2Q15.
•	Fixed Product sales were $212 million, an increase of 34% compared with 2Q15, reflecting the success of product enhancements.

Manulife Bank net lending assets of $19.6 billion as at June 30, 2016, were up slightly from a year ago, as growth continued to be impacted by intense competition in the residential mortgage market.

Insurance sales in 2Q16 of $120 million decreased 28% compared with 2Q15 and year-to-date sales of $275 million   decreased 28% compared with the prior year period, both due to variability in the large-case Group Benefits segment.

•
Retail Insurance sales in 2Q16 of $47 million decreased by 2% compared with 2Q15 driven by competitive rate pressures on term products, partially offset by higher Universal Life sales resulting from pricing actions.

•	Institutional Markets sales in 2Q16 of $73 million decreased 38% compared with 2Q15 primarily due to the inherent variability in the large-case Group Benefits segment.

U.S. Division

Business highlights:
In the U.S., we delivered solid gross flows in our pension business, with success originating from both the small- and mid-market segments. We have integrated New York Life’s pension business and have exceeded our targets for sales and retention in the first 12 months post acquisition. We expanded the Vitality program by adding two term insurance options which offer either lower fees or streamlined customer application processes and enhanced customer rewards. Heightened competition and challenging market conditions impacted insurance sales and John Hancock Investments (“JH Investments”) experienced a modest level of net outflows following 18 consecutive quarters of positive net flows.

Earnings2:
Core earnings was US$280 million in 2Q16 compared with US$313 million in 2Q15, a decrease of 11%.  The US$33 million decrease was driven by adverse policyholder experience in John Hancock Long Term Care (“JH LTC”), the non-recurrence of favourable policy related items from 2Q15 and lower new business gains in Insurance from lower sales as well as the timing of certain marketing spend. Lower fee income in WAM businesses attributable to the impact of market volatility and shifts in business mix also contributed to the decrease.

Net income attributed to shareholders was US$316 million in 2Q16 compared with US$135 million in 2Q15, an increase of 134%. The increase was due to a significantly smaller charge in 2Q16 related to the direct impact of equity markets and interest rates compared with 2Q15.

1	Segregated fund products include guarantees. These products are also referred to as variable annuities.
2
The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016. Amounts are expressed in U.S. dollars, the functional currency of the division.

August 4, 2016 – Press Release Reporting Second Quarter Results

Sales:
WAM gross flows in 2Q16 of US$11.7 billion increased 5% compared with 2Q15, driven by the contribution from robust mid-market sales in John Hancock Retirement Plan Services (“JH RPS”). Net flows were US$82 million for the quarter and US$102 million for year-to-date, compared with US$1,466 million and US$3,220 million in the prior year periods, respectively. Year-to-date gross flows of US$24.4 billion increased 17% compared with the prior year period.

•
JH Investments reported 2Q16 gross flows of US$6.5 billion, a decrease of 6% compared with 2Q15 and net outflows of US$315 million, ending a streak of 18 consecutive quarters of positive net flows. These results were driven by continued market volatility, large portfolio reallocations among a few of our institutional clients, and year-to-date underperformance in a few key funds which have provided a challenging retail sales environment. Assets under management increased to US$84.9 billion as at June 30, 2016, up 6% from June 30, 2015 and year-to-date we continued to achieve growth in gross flows over the prior year while the overall intermediary sold mutual fund industry’s sales have declined. Our 12-month trailing organic growth rate through June 2016 (calculated as net new flows as a percentage of beginning assets) was 8% compared with an industry decline of 2%.1

•
JH RPS 2Q16 gross flows of US$5.2 billion increased 23% compared with 2Q15. This was driven primarily by strong new plan sales in both the core small case and mid-market segments and strong recurring contributions. Our pricing and service offerings in our core small case market combined with our strong capabilities in mid-market specialized union plans continued to drive sales momentum.

Insurance sales in 2Q16 of US$107 million decreased 9% compared with 2Q15 and year-to-date sales of US$229 million decreased 3% compared with the same period of 2015.

•
JH Life sales in 2Q16 of US$98 million decreased 9% compared with 2Q15 reflecting aggressive pricing of guaranteed Universal Life products in the market.  We launched Vitality Term’16 in May and made enhancements to the Vitality customer rewards program.

•	JH LTC sales in 2Q16 of US$9 million decreased 15% compared with 2Q15, reflecting lower retail sales.

Corporate and Other

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

Corporate and Other reported a net loss attributed to shareholders of $90 million in 2Q16 compared with a net loss of $59 million in 2Q15; a core loss of $203 million in 2Q16 compared with a core loss of $69 million in 2Q15; and items excluded from core loss amounted to gains of $113 million in 2Q16 compared to gains of $10 million in 2Q15.

The $134 million unfavourable variance in core loss included $51 million of investment-related experience gains in 2Q15 compared with nil in 2Q16 and $32 million of higher expected macro hedging costs from increased hedging activity. The remaining $51 million decline consisted of higher interest expense on external debt due to recent debt issuances, lower realized gains on AFS equities, higher expenses related to strategic initiatives and the impact of a strengthening U.S. dollar on interest allocated to the U.S. and Asia divisions when expressed in Canadian dollars.

The $103 million favourable variance in items excluded from core loss included the $51 million reclassification of investment-related experience gains in 2Q15, as well as higher realized gains on the sale of AFS bonds and other mark-to-market gains on assets held at fair value.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of 18.5 cents per share on the common shares of MFC, payable on and after September 19, 2016 to shareholders of record at the close of business on August 16, 2016.

1
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETFs are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through June 2016.

August 4, 2016 – Press Release Reporting Second Quarter Results

The Board of Directors also approved that, in respect of MFC’s September 19, 2016 common share dividend payment date, and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

Awards & Recognition

In Canada, Manulife Bank was presented with an Employment Equity Achievement Award from Employment and Social Development Canada for improved representation in all designated employment equity groups. This award recognizes employers that achieved the highest increase in representation in their sector between 2010 and 2014 for persons with disabilities, members of visible minorities, women and Aboriginal peoples.

In Hong Kong, Manulife received two Gold awards at the Reader’s Digest Trusted Brands Awards in the Insurance Company and Provident Fund categories. Manulife won the award for the 13th consecutive year in the Insurance Company category, and for the 5th time in the Provident Fund category.

In Vietnam, Manulife received the “Trusted Product, Perfect Service, Favorite Brand” Award by the Intellectual Property and Creativity Magazine. The award was based on results from an annual survey that was jointly facilitated by Intellectual Property and Creativity Magazine and the Vietnam Association of Intellectual Property.

In the U.S., John Hancock’s acquisition of New York Life’s Retirement Plan Services business was named “Deal of the Year” at the Mutual Fund Industry Awards.  In its 23rd year, the Awards, sponsored by Fund Industry Intelligence, recognized people and organizations that stand out for their excellence, achievements and contributions to the mutual fund industry.

Manulife Asset Management has been ranked among the world's largest money managers, as of December 31, 2015, according to Pensions & Investments Magazine’s latest annual ranking. The firm moved up to #28 from #32. The publication ranked and provided data on 604 global asset management firms.

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 4, 2016. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on August 4, 2016 through August 18, 2016 by calling 905-694-9451 or 1-800-408-3053 (passcode: 3695529).

The conference call will also be webcast through Manulife’s website at 2:00 p.m. ET on August 4, 2016. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 6:00 p.m. ET on the website at the same URL as above.

The Second Quarter 2016 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

August 4, 2016 – Press Release Reporting Second Quarter Results

Financial Highlights

	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	2Q16	1Q16	2Q15	2016	2015
Net income attributed to shareholders	$704	$1,045	$600	$1,749	$1,323
Preferred share dividends	(37)	(29)	(29)	(66)	(58)
Common shareholders’ net income	$667	$1,016	$571	$1,683	$1,265
Core earnings(1)	$833	$905	$902	$1,738	$1,699
Basic earnings per common share (C$)	$0.34	$0.51	$0.29	$0.85	$0.65
Diluted earnings per common share (C$)	$0.34	$0.51	$0.29	$0.85	$0.64
Diluted core earnings per common share (C$)(1)	$0.40	$0.44	$0.44	$0.84	$0.83
Return on common shareholders’ equity (“ROE”)	7.1%	10.8%	6.4%	8.9%	7.4%
Core ROE(1)	8.4%	9.3%	9.8%	8.9%	9.6%
Sales(1) Insurance products	$914	$954	$771	$1,868	$1,550
Wealth and Asset Management gross flows(1)	$26,644	$28,228	$34,892	$54,872	$57,735
Wealth and Asset Management net flows(1)	$4,822	$1,676	$14,494	$6,498	$21,125
Other Wealth products	$2,000	$2,384	$1,773	$4,384	$3,540
Premiums and deposits(1) Insurance products	$8,422	$8,186	$7,116	$16,608	$14,274
Wealth and Asset Management products	$26,644	$28,228	$34,892	$54,872	$57,735
Other Wealth products	$1,712	$1,441	$1,694	$3,153	$3,160
Corporate and Other	$21	$22	$21	$43	$40
Assets under management and administration (C$ billions)(1)	$934	$904	$883	$934	$883
Capital (C$ billions)(1)	$50.9	$49.4	$45.5	$50.9	$45.5
MLI’s MCCSR ratio	236%	233%	236%	236%	236%

(1)      This item is a non-GAAP measure.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this presentation include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include growth in Sales, Gross Flows, Premiums and Deposits, Core EBITDA, Asia NBV, and Assets under Management and Administration); Premiums and Deposits; Assets under Management; Assets under Management and Administration; Capital; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our 2Q16 and 2015 Management’s Discussion and Analysis.

August 4, 2016 – Press Release Reporting Second Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Total core earnings	833	905	859	870	902	797	713	755
Investment-related experience outside of core earnings	60	(340)	(361)	(169)	77	(77)	(403)	320
Core earnings plus investment-related experience outside of core earnings	893	565	498	701	979	720	310	1,075
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(170)	474	(29)	232	(309)	13	377	70
Recapture of reinsurance treaties	-	-	(52)	-	-	12	-	24
Change in actuarial methods and assumptions	-	12	(97)	(285)	(47)	(22)	(59)	(69)
Integration and acquisition costs	(19)	(14)	(39)	(26)	(54)	(30)	12	-
Tax related items	-	1	2	-	31	30	-	-
Other items	-	7	(37)	-	-	-	-	-
Net income attributed to shareholders	$704	$1,045	$246	$622	$600	$723	$640	$1,100
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(97)	$(150)	$77	$(419)	$28	$15	$(142)	$(35)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(113)	407	(97)	647	(362)	13	533	165
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	40	217	(9)	4	25	(15)	(14)	(15)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-	-	-	-	-	-	-	(45)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(170)	$474	$(29)	$232	$(309)	$13	$377	$70

Asia Division

	Quarterly Results
(C$ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Asia Division core earnings(1)	$342	$371	$334	$338	$283	$279	$260	$273
Investment-related experience outside of core earnings	(25)	(20)	(3)	21	7	-	(2)	27
Core earnings plus investment-related experience outside of core earnings	317	351	331	359	290	279	258	300
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(287)	(238)	76	(248)	15	(17)	78	32
Tax-related items	-	10	2	-	(2)	20	-	-
Integration and acquisition costs	(2)	(2)	-	-	-	-	-	-
Net income attributed to shareholders(1)	$28	$121	$409	$111	$303	$282	$336	$332

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

August 4, 2016 – Press Release Reporting Second Quarter Results

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Canadian Division core earnings(1)	$333	$338	$352	$336	$303	$261	$224	$243
Investment-related experience outside of core earnings	(88)	(78)	(180)	(144)	14	(81)	(199)	19
Core earnings plus investment-related experience outside of core earnings	245	260	172	192	317	180	25	262
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	130	346	(201)	97	(114)	(65)	48	-
Recapture of reinsurance treaty and tax-related items	-	-	(52)	-	1	12	-	24
Integration and acquisition costs	(16)	(6)	(23)	(13)	(14)	(9)	-	-
Net income (loss) attributed to shareholders(1)	$359	$600	$(104)	$276	$190	$118	$73	$286

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
U.S. Division core earnings(1)	$361	$389	$332	$375	$385	$374	$338	$342
Investment-related experience outside of core earnings	93	(233)	(146)	(34)	64	(9)	(154)	319
Core earnings plus investment-related experience outside of core earnings	454	156	186	341	449	365	184	661
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(47)	82	142	174	(251)	99	322	18
Integration and acquisition costs	-	(4)	(5)	(8)	(32)	-	-	-
Other items		7	-	-	-	-	-	-
Net income attributed to shareholders(1)	$407	$241	$323	$507	$166	$464	$506	$679

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains) (1)	$(125)	$(107)	$(85)	$(66)	$(74)	$(73)	$(112)	$(107)
Expected cost of macro hedges	(78)	(86)	(74)	(62)	(46)	(44)	(47)	(46)
Investment-related experience included in core earnings	-	-	-	(51)	51	-	50	50
Total core loss	(203)	(193)	(159)	(179)	(69)	(117)	(109)	(103)
Investment-related experience outside of core earnings	80	(9)	(32)	(12)	(8)	13	(48)	(45)
Core loss plus investment-related experience outside of core earnings	(123)	(202)	(191)	(191)	(77)	(104)	(157)	(148)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	34	284	(46)	209	41	(4)	(71)	20
Changes in actuarial methods and assumptions	-	12	(97)	(285)	(47)	(22)	(59)	(69)
Integration and Acquisition Costs	(1)	(2)	(11)	(5)	(8)	(21)	12	-
Tax-related items	-	(9)	-	-	32	10	-	-
Other items	-	-	(37)	-	-	-	-	-
Net income (loss) attributed to shareholders(1)	$(90)	$83	$(382)	$(272)	$(59)	$(141)	$(275)	$(197)

(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions.  The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

August 4, 2016 – Press Release Reporting Second Quarter Results

Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include statements about the estimated impact of the annual review of actuarial methods and assumptions and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc, bancassurance partnership with DBS Bank Ltd and distribution agreement with Standard Chartered; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life, New York Life’s Retirement Plan Services business and Standard Chartered’s MPF and Occupational and Retirement Schemes Ordinance (“ORSO”) businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life, New York Life’s Retirement Plan Services business and Standard Chartered’s MPF and ORSO businesses; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 4, 2016 – Press Release Reporting Second Quarter Results